Exhibit 12

Computation of Ratio of Earnings to Fixed Charges (amounts in thousands)

	Year Ended May 31,
	2004	2003	2002	2001	2000
Loss (income) before income tax expense (benefit), minority interest, extraordinary item & cumulative effect of change in accounting principle	$(15,713)	$(181,061)	$(93,198)	$361,378	$24,153
Plus (minus) adjustment so as to include only distributed income of less than 50% owned equity investments	(129)	(125)	(521)	8,390	3,279
Add: Fixed Charges	211,570	155,358	$161,623	166,424	155,440
Less: Capitalized interest	—	(216)	(2,193)	—	—
Less: Preferred stock dividends	—	—	—	—	—

Earnings, as defined	$195,728	$(26,044)	$65,711	$536,192	$182,872

Fixed charges:
Interest expense, including amortization of debt issuance costs	163,822	147,175	151,771	160,936	151,459
Loss on extinguishment of debt	39,176
Interest portion of rent expense	8,572	7,967	7,659	5,488	3,981
Capitalized interest	—	216	2,193	—	—
Preferred stock dividends	—	—	—	—	—

Fixed charges, as defined	$211,570	$155,358	$161,623	166,424	$155,440

Ratio of earnings to fixed charges	— (1)	— (1)	— (1)	3.22	1.18	(1)

Amount by which earnings exceed (are less than) fixed charges	$(15,842)	$(181,402)	$(95,912)	369,768	$27,432

(1)	The ratio of earnings to fixed charges was less than one-to-one and, therefore, earnings were inadequate to cover fixed charges.